Exhibit 99.(a)(1)(D) (Form of reminder emails)
Reminder to Register / Elect
Dear Fellow QADers,
IMPORTANT : QAD Equity Exchange Program — Offer Period closes in XX Days
As you know QAD’s stockholders approved a one-time stock option and stock-settled stock appreciation rights exchange program (Exchange Program). Under the Exchange Program, eligible employees can choose to exchange certain options and stock-settled stock appreciation rights (SARs) for new SARs covering fewer shares at a lower exercise price. We are approaching the closing date for eligible employees to elect to participate in the exchange program.
Critical dates for the program are :

17-June-2009 OPENING	Exchange Program Opens, the Exchange Website will be available to employees.

15-July-2009 CLOSING	Exchange Offer Period Closes at 9pm Pacific, if you wish to participate in the Exchange Program you must submit your election by this date / time.

16-July-2009 NEW GRANTS	Exchange takes place for eligible grants where an election to exchange was received prior to the close of the offer period, new SARs will be priced.
QAD has set up an equity exchange website which has further detail on how the program works, additional detail to assist your decision on participation and the process for making an election to participate.
You should:
1.	Review the presentation attached to this email,

2.	Visit the equity exchange website at: www.qadequityexchange.com,

3.	Review the documents located on the equity exchange website in full at your earliest opportunity, and

4.	Seek advice from your personal tax and financial planning advisors.
If you choose to participate you must first register on the QAD Exchange Program website and then record your election to exchange your existing grants. Elections may only be made prior to the close of the offer on 15-July-2009 at 9pm Pacific time.
Regards,
Daniel